Exhibit 99.2

Equity incentives are subject to the JPMorgan Chase Bonus Recoupment Policy which applies in the event of a material restatement of the Firm's financials.

In addition, all equity awards (restricted stock units and/or stock appreciation rights) granted in 2012 contain recapture provisions that enable the Firm to cancel an unvested or unexercisable award and/or recover the value of certain stock distributed under the award in specified circumstances.